Univoice Corporation



www.univoice.app


Sami


Bryan


Greg


Alvon

Learn Languages Through Song

Sami Halabi- CEO
sami.halabi@univoice.app
Bachelor in International Business from the University of Texas at Austin. Life-long language learner fluent in 5 languages, musician, and digital marketing expert in Fortune 100 firms (most recently, Oracle)

Greg Nicholson - Head of User Acquisition
greg.nicholson@univoice.app
A bilingual musician & user acquisition expert, Greg has personally scaled 3 software startups from inception to exits totaling $1B+. Greg is a #1 Amazon Bestselling Author, cited on NBC, CBS, Fox and ABC.

Bryan Riester- Head of Ops & Product Development
bryan.riester@univoice.app
Decorated Army Veteran with 12 years of startup experience. Projects include video streaming and encoding, lossless archival compression techniques, and context-aware intelligent systems.

Alvon Dampier- Chief Business Officer
alvon.dampier@univoice.app
25 years leading startups with multiple acquisitions. Co-authored "Success Simplified" with Stephen Covey. Formerly secured $2.1M in funding for healthcare tech startup.

Soft Launched Mar 2019. ~1,500 users. Hard Launch Sept 2020. ~150,000 users projected by Dec 2020

Description

Univoice is the first language-learning platform that teaches languages exclusively through song, Univoice aims to disrupt this $9 billion industry. Replacing traditional methodologies of endless repetition & grammar crash courses, this cutting-edge app is as addicting and engaging as it is informative and educational. It prioritizes relevant vocabulary, long-term retention, and gameification. Accessible to both the public consumer, and to educational institutions / corporations, Univoice turns the linguistic experience into a rewarding, catchy game.

Problem

Current language learning tools fall short in a variety of ways including:

- Teaching random - over relevant - words and phrases
- Using methods that are informative, not engaging
- Losing student interest quickly, due to endless repetition
- Prioritizing short-term retention of information
- Making language learning boring and instructional

Solution

- Teach relevant - over random - words and phrases
- Use a method that is both engaging & informative
- Maintain student interest through universal language: music
- Ensure long-term retention using most-effective method (scientifically proven)
- Make language learning addicting and game-ified
- Leverage AI/ML and NLP for real time feedback

Why Invest Now?

Advances in new emerging technologies, like AI/ML and NLP, have enabled Univoice to begin developing the "Song to Text" algorithm, fine-tuning the real time scoring of users' pronunciation accuracy. We're an experienced team with a successful track record of bringing products to market.

Market Opportunity

The digital language learning market is a $9 Billion dollar industry, with roughly 300M online language learners. Due to recent technological advancements and cultural shifts, it is growing exponentially (Forecasted to be $21B by 2025).

As we expand into other popular languages, such as Japanese, Italian, Mandarin, etc. we can tap into the existing online language learning market of ~300M & expand the total addressable market with our first-to-market "learn through music" method.

Business Model (Freemium → Premium)

- Users can begin with a limited, free version via the Apple and Android store (30 minutes/month max)
- Paid subscription: $2.99 / week & $8.99 / month for unlimited
- Advertising & affiliate revenue

Enterprise and education version are currently in development.

Competitors / Competitive Advantage

	Univoice	Duolingo	Babbel	Busuu
Learn through music	♫	✕	✕	✕
Colloquial & slang	♫	✕	✕	✕
Phonetic pronunciation assessment	♫	♫	✕	✕
Language agnostic	♫	♫	✕	✕

Investment History

- **Reached ~55%** of $625,000 pre-seed round on 4/3/2020
- **Investors**: Mike Halabi, Glenn Hodge, MKGRGHMCG, LLC, TJ Jones, Jon Glanzman, Michael Miller, Ryan Cartwright

Seed funding will be used to further develop our AI/ML-driven proprietary "Song-to-Text" technology, build out our song library + languages offered, hire for key roles, and scale marketing / advertising.